P.E. 1/28/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended January 28, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

ELAN RESPONDS TO RECENT STOCK ACTIVITY
- - CONFIRMS CONSENSUS ESTIMATES FOR 2001 - -

DUBLIN, IRELAND, January 28, 2002 – Elan Corporation, plc (NYSE: ELN) ("Elan") states that it knows of no reason for the recent decline of its share price and that it remains comfortable with consensus estimates for the fourth-quarter and calendar year 2001. Elan will report fourth-quarter and full-year 2001 financial results on Monday, February 4, 2002, before the financial markets open

In addition, Elan confirms that Donal Geaney, Elan's chairman and chief executive officer, will be presenting at the Merrill Lynch Global Pharmaceutical, Device and Biotechnology Conference on Tuesday, February 5, 2002.

Elan Corporation, plc. is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland, the United States and the United Kingdom. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, oncology, infectious disease and dermatology and on the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: /s/ William F. Daniel
William F. Daniel
Company Secretary

Date: February 5, 2002